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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2007

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X          Form 40-F
                              ----                  ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes             No  X
                              ----           ----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Disclosure of shareholdings pursuant to Art. 20 SESTA


SCOR acquires 32.94% of Converium's registered shares

Zug, Switzerland - February 20, 2007 - Converium Holding Ltd has been notified that SCOR S.A., 1 avenue du General de Gaulle, F-92800 Puteaux, France, has acquired 48,320,350 registered shares, with voting rights.

According to SCOR's notification 7,300,000 Converium shares are in SCOR's ownership as of today. 4,900,000 shares will be transferred as of February 23, 2007. The remaining 36,120,350 shares will be transferred after receipt of approvals from regulatory authorities and competition commissions. The total corresponds to 32.94% of Converium's registered share capital.

These shares are directly held by SCOR Global P&C S.A., 1 avenue du General de Gaulle, F-92800 Puteaux, France, and IRP Holdings Limited, 4th Floor, 25-28 Adelaide Road, Dublin 2, Ireland (both 100% owned by SCOR S.A.).

SCOR S.A. is a French reinsurance company, and writes non-life and life reinsurance.

Patinex AG reduces its holding of Converium's registered shares to below 5%

Zug, Switzerland - February 20, 2007 - Converium Holding Ltd has been notified that Patinex AG, Egglirain 24, 8832 Wilen, Switzerland, has reduced its holding of registered shares of Converium Holding Ltd, Zug to below 5%.


Contacts:

Marco Circelli
Head of Investor Relations
marco.circelli@converium.com
Phone    +41 (0) 44 639 91 31
Fax      +41 (0) 44 639 71 31


Beat Werder
Head of Public Relations
beat.werder@converium.com
Phone    +41 (0) 44 639 90 22
Fax      +41 (0) 44 639 70 22



www.converium.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CONVERIUM HOLDING AG



                                    By: /s/ Inga Beale
                                          Name:    Inga Beale
                                          Title:   CEO


                                    By: /s/ Christian Felderer
                                          Name:    Christian Felderer
                                          Title:   General Legal Counsel


Date: February 22, 2007